Citizens Financial Corp.

...ual Report



Honoring our President & CEO
Robert J. Schoonover
with Best Wishes in Retirement

Our Mission

The Mission of Citizens National Bank
is to be the premier provider of quality
financial services and products,
to maintain a total commitment
to our customers and communities,
[illegible] good [illegible] work [illegible]
[illegible] long-term value for our shareholders.

 Citizens Financial Corp.

To Our Shareholders:

In 2004 Citizens Financial Corp. faced some very difficult challenges, and did so with a degree of professionalism and dedication to purpose which not only allowed us to overcome those challenges, but also fulfill a number of important objectives. Our call to overcome unusually high charge-offs stemming from the unfortunate failure of a local business was achieved by remaining focused on our mission and adhering to our daily operating philosophy of total quality management at every level of the organization. Our 2004 income of $1,656,000, while not up to our usual level, is an accomplishment we can be quite proud of. In fact, if not for the unexpected charge-offs, 2004 would have been a record year in terms of profit. With that, and our strong capital base, we were pleased to increase our dividend for the thirteenth consecutive year. We have provided an in-depth discussion of our financial results elsewhere in this report and encourage you to review it.

The truly significant events of 2004, however, revolve around our efforts to make our products and services more accessible to our customers. We opened a new, full-service branch facility in Marlinton, West Virginia, which allowed us to exit our nearby grocery store branch, and we also improved and expanded our Petersburg, West Virginia branch. Both of these facilities have been well received by our customers. Our new internet banking service, with its free bill pay feature, has also been very successful. With this latest addition our customers can now conduct their banking business 24 hours a day from anywhere in the world via the internet in addition to using our telebanking, ATM and convenient branch services.

The values that saw us through 2004 will serve to guide us as we seek to build our franchise and strengthen customer relationships. We will also work toward improving the efficiency and consistency of our operations throughout our branch network. And, we will also focus on the important task of ensuring that our personnel are fully prepared to deliver personalized service in a professional and ethical manner. Our desire to have first-rate people extends to all levels of the organization. But it begins at the top. Therefore, we'd like to inform you at this time that after 11 years of service as our President and CEO, Mr. Schoonover has announced that he will be retiring at the conclusion of our shareholders meeting on April 16, 2005. Following our annual meeting, organization meetings will be held for the election of Mr. William T. Johnson, Jr. as the next President and CEO of Citizens National Bank and Mr. Thomas K. Derbyshire as the bank's Executive Vice President and CFO. It would be our pleasure to personally thank you for your continued support and introduce you to these two gentlemen at our shareholders meeting.

Sincerely,

Max L. Armentrout
Chairman of the Board

Robert J. Schoonover
President and Chief Executive Officer

 Citizens Financial Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis presents the significant changes in financial condition and results of operations of Citizens Financial Corp. and its subsidiaries, Citizens National Bank of Elkins, and Citizens Financial Services, LLC, for the periods indicated. It should be read in conjunction with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this document. Readers are also encouraged to obtain our Annual Report on Form 10-K for additional information. Instructions for obtaining that report are provided later, or, you may obtain our Form 10-K through various internet sites including www.cnbelkins.com

Description of Business

Citizens Financial Corp. is a $214 million Delaware corporation headquartered in Elkins, WV. From there our wholly-owned subsidiary, Citizens National Bank of Elkins, provides loan, deposit, trust, brokerage and other banking and banking related services to customers in northcentral and eastern West Virginia and nearby areas through six branch offices. Our other subsidiary, Citizens Financial Services, LLC, is inactive and has no assets or liabilities. We conduct no business other than the ownership of these two subsidiaries.

Forward Looking Statements

This report contains forward looking statements which reflect our current expectations based on information available to us. These forward looking statements involve uncertainties related to the general economic conditions in our nation and other broad based issues such as interest rates and regulations as well as to other factors which may be more specific to our own operations. Examples of such factors may include our ability to attract and retain key personnel, implementing new technological systems, providing new products to meet changing customer and competitive demands, our ability to successfully manage growth strategies, controlling costs, maintaining our net interest margin, maintaining good credit quality, and others. Forward looking statements can be identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plans", "intends", or similar words. We do not attempt to update any forward looking statements. When provided, we intend forward looking information to assist readers in understanding anticipated future operations and we include them pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in our forward looking statements are reasonable, actual results could differ materially.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements and could change as new information becomes available. Consequently, later financial statements could reflect different estimates, assumptions, and judgments.

Some policies rely more heavily on the use of estimates, assumptions, and judgments than others and, therefore, have a greater possibility of producing results that could be materially different than originally reported. Our most significant accounting policies, including an explanation of how assets and liabilities are valued, may be found in Note 1 to the consolidated financial statements in our 2004 Annual Report to Shareholders and Form 10-K.

The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, the estimated amount of losses in pools of homogeneous loans, and the effect of various economic and business factors, all of which may be subject to significant change. Due to these uncertainties, as well as the sensitivity of our financial statements to the assumptions and estimates needed to determine the allowance, we have identified the determination of the allowance for loan losses as a critical accounting estimate. As such, it could be subject to revision as new information becomes available. Should this occur, changes to the provision for loan losses, which may increase or decrease future earnings, may be necessary. A discussion of the methods we use to determine our allowance for loan losses is presented later in this report.

Overview

During 2004 we continued to follow our business plan despite facing a major challenge when a large commercial loan customer declared bankruptcy. Because of this loan failure we incurred unusually high charge-offs and net income of $1,656,000 was not what we had expected it to be. Absent this event, however, we would have enjoyed our most profitable year ever. While the risk of loan losses is inherent in banking, we do follow established procedures and take prudent measures to protect against them.

Our business emphasis throughout 2004, however, was focused on making our products and services more accessible to customers in our market area. To that end we successfully opened a new, full service branch facility in Marlinton, West Virginia; expanded our existing Petersburg, West Virginia branch facility; installed two off-premises ATMs; and launched our new internet banking service. It is our belief that initiatives such as these, together with our wide selection of products and services and our commitment to superior customer service, will allow us to develop more complete customer relationships which is key to our operating strategy. These initiatives are most important when viewed in the context of our long-term plans.

Results of Operations

Earnings Summary

Net income for the three years ended December 31, 2004, 2003, and 2002 was $1,656,000, $2,012,000 and $1,928,000, respectively. The reduction in income in 2004 reflects higher loan losses as well as increases in certain operating expenses. As a result of the lower earnings, our return on average assets fell to .78% in 2004 compared to 1.03% in 2003 and 1.10% in 2002. Likewise, our return on average equity of 8.06% fell short of the 9.65% and 9.77% returns in 2003 and 2002. Earnings per share also dropped to $2.63 from $3.14 in 2003 and $2.98 in 2002. Dividends, however, were increased for the thirteenth consecutive year to $1.55 per share as our capital base remained strong. A more detailed discussion of the factors influencing our results of operations and financial condition follows. Amounts and percentages used in the discussion have been rounded.

Net Interest Income

Net interest income represents the primary component of our earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. Net interest income is affected by changes in balance sheet composition and interest rates. We attempt to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

Our net interest income has risen in each of the last three years reaching $8,370,000 in 2004. On a tax-equivalent basis, net interest income was $8,600,000 in 2004 compared to $8,454,000 in 2003 and $7,763,000 in 2002. This placed our net interest margin, which is the ratio of net interest income to our earning asset base, at 4.35% in 2004, 4.62% in 2003 and 4.71% in 2002. At 4.35% our margin was slightly higher than the peer average of 4.28%.

Like Citizens, many banks faced falling net interest margins in recent years as earning assets repriced at historically low levels while the ability to similarly reduce the rates paid on deposits was limited. In the second half of 2004, however, interest rates began to move higher and our net interest margin began to recover. Still, the overall impact of changing interest rates on us in 2004 was negative, as the yield on our interest earning assets fell by 46 basis points to 5.90% while the cost of our interest bearing liabilities only fell by 26 basis points to 1.84%. By combining these effects, changes in interest rates caused our net interest income to fall by $634,000.

As noted above, however, net interest margin is not just affected by changing interest rates; changes in balance sheet composition also play a role. As we did in previous years, we attempted to use our expanding branch network to gain market share and grow in 2004. As a result, the size and composition of our balance sheet did change.

Our average earning asset base increased by $14.8 million to $197,885,000 in 2004 primarily as the result of increased lending activity. Our interest bearing liabilities also increased, by $14.3 million, to $166,672,000. This growth provides us with the opportunity to realize higher levels of net interest income and, in 2004, our growth did just that causing net interest income to rise by $780,000. Thus, our strategy of seeking growth overcame the negative impact of changing interest rates by $146,000 and total tax-equivalent net interest income rose.

This is similar to 2003 when falling interest rates caused net interest income to drop by $147,000 but a significant increase in our asset size produced a $838,000 improvement resulting in an increase in our tax equivalent net interest income of $691,000.

Maintaining a strong net interest margin is crucial to our financial success. Many economists are calling for interest rates to continue moving modestly higher in 2005 while we again expect to experience growth in our earning asset base. We use several techniques to measure the impact these variables might have on our net interest income as discussed in the Market Risk section of our Form 10-K. Additional details may also be found in the Distribution of Assets, Liabilities and Shareholders' Equity: Interest Rate and Interest Differential and Rate Volume Analysis sections of the 10-K.

Provision for Loan Losses

The provision for loan losses is our estimate of the amount which must be charged against current earnings in order to maintain the allowance for loan losses at a level considered adequate to provide for losses which are inherent in the loan portfolio. This amount is determined through quarterly evaluations of the loan portfolio. Our provision for loan losses totaled an unusually high $935,000 in 2004 compared to $324,000 in 2003 and $288,000 in 2002. The increase in 2004 is the result of higher net charge-offs primarily arising from the failure of a commercial loan customer.

Because the amount of the provision for loan losses is a function of our overall assessment of loan quality and the adequacy of the allowance for loan losses, we direct you to the Credit Quality and Allowance for Loan Losses section of this report where we further discuss the major charge-offs incurred in 2004, as well as the estimation methods and assumptions we use in analyzing the allowance, loan quality, trends, concentrations and other factors.

Noninterest Income

Noninterest income, which is all revenues other than interest and fee income related to earning assets, has taken on greater importance in recent years due to increased competitive pressure and the restrictions it places on the pricing of interest bearing assets and liabilities. In 2004 noninterest income totaled $1,393,000, or 10.9% of total income. This compares with $1,292,000, 10.2%, in 2003 and $1,353,000, 10.5%, in 2002. Included in noninterest income in 2004 were securities gains of $23,000 and gains on the sale of foreclosed properties and other assets of $54,000. Absent these items our total noninterest income would have been $1,316,000.

Gains on the sale of property are included in other noninterest income on our statements of income. For the year, other noninterest income increased $122,000 which is due to the gains of $54,000 and an increase in the cash surrender value of insurance contracts used to fund certain retirement benefits. That increase totaled $122,000 in 2004 compared to $69,000 in 2003.

Although it did not increase as much as other noninterest income, service fees are our largest source of noninterest income. Service fees include items such as minimum balance fees and overdraft fees and totaled $701,000 in 2004. This increase of $42,000 was primarily driven by higher ATM fees as we installed two new ATMs during the year.

Trust income is another important source of noninterest income. Due to a lack of estate settlement fees, however, trust income fell by $59,000 to $195,000 in 2004. Our brokerage and secondary market loan services also help meet important customer needs. Brokerage fees increased from $30,000 to $50,000 in 2004 but higher mortgage interest rates and fewer mortgage refinancings caused our mortgage income to fall from $95,000 to $63,000.

The decrease in noninterest income of $61,000 in 2003 was mostly due to a drop in mortgage income as a result of restructuring the fee splitting arrangement between the bank and the mortgage originators. Mortgage income fell from $232,000 in 2002 to $95,000 in 2003 under this new arrangement. Brokerage income was also lower in 2003 as we were without a licensed broker for part of the year. The remaining components of noninterest income did quite well, however, and helped to offset these decreases.

In general, our level of noninterest income will continue to be primarily determined by our rate of deposit growth and the success of our trust, brokerage and mortgage operations.

Noninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses and income taxes. Total noninterest expense increased by $550,000, or 8.9%, in 2004 to $6,745,000. This follows a $502,000 increase to $6,195,000 in 2003.

Salaries and employee benefits are the largest component of noninterest expense totaling $3,591,000 in 2004. This includes $2,674,000 in salaries and $917,000 in related benefits and taxes. In total, our personnel costs increased by $98,000 in 2004, which is just 2.8%, as increases in salaries and pension expense were partly offset by lower group insurance costs and the deferral of certain costs related to the lending process. Since our group medical plan is self-funded the major factor influencing our cost is the level of claims we incur.

Other noninterest expense is also a major component of noninterest expense totaling $964,000 in 2004, up $112,000, or 13.1%, from 2003. This increase was driven by several factors, some related to our branch expansions. For example, marketing costs increased by $21,000 while noncapital expenditures for various office needs rose by $25,000. We also incurred expenses related to the upkeep and sale of foreclosed properties of $44,000.

The expansion of our branch network also resulted in higher occupancy and equipment costs in 2004 as insurance, equipment maintenance and depreciation expense increased. We also wrote off $31,000 in leasehold improvements when we closed our grocery store location and moved into a new permanent branch in Marlinton.

All of our major data processing functions, including our core loan and deposit processing, trust processing, securities accounting and payroll accounting, are outsourced to third parties. In 2004 the fees for these services totaled $559,000, up $85,000 from 2003. This may be traced to higher fees from our primary loan and deposit processor and is the result of utilizing several new products which improve the manner in which we process and access customer data, ongoing fees relating to internet banking and ATM services, and general price increases.

Another technology related item, software expense, also increased in 2004 rising $95,000 to $175,000. This account includes one time fees for the purchase of specific software programs, some of which are required by our third party processors, as well as installation, training, licenses and ongoing support for those products. Initial purchase fees are typically amortized to expense over three years. This year's increase reflects several major items including the purchase of new software for use in our teller and new accounts functions as well as software needed to run our internet banking service.

We also incurred higher professional fees in 2004 for issues arising from the bankruptcy of a large commercial loan customer. Changes in other components of noninterest expense were not significant in 2004.

As noted previously, noninterest expense increased by $502,000 in 2003. Unlike 2004, the 2003 increase was primarily the result of higher personnel expense, up $470,000. Specifically, group insurance costs increased $275,000 while expenses related to a newly instituted benefit plan were $196,000.

Income Taxes

Income tax expense for the years 2004, 2003 and 2002 was $427,000, $984,000 and $992,000, respectively. Included in these figures are both federal and state income taxes. The drop in our 2004 taxes is primarily related to our higher level of loan charge-offs. We were not subject to the federal alternative minimum tax during any of the three years covered by this report. Note 9 of the accompanying consolidated financial statements provides further information and additional disclosures about the significant components influencing our income taxes.

Financial Condition

Summary

Citizens ended the year with total assets of $213.8 million, $4.7 million more than at year-end 2003. Deposits grew by just $3.8 million, however, by shifting assets from the security portfolio to the loan portfolio loans increased $11.1 million. Our capital base remains strong at 9.5% of assets. A further discussion of our major balance sheet categories, as well as liquidity and the impact of inflation, follows.

Loan Portfolio

Loans increased by 8.2% to $146,879,000 in 2004 to remain our largest earning asset. Much of the growth occurred in our residential and nonresidential mortgage portfolios. Our residential mortgages, which are generally adjustable rate loans, increased $4.2 million to $55.2 million despite continued pressure from the fixed rate mortgage market. Nonresidential mortgages, which are typically made to local businesses and are secured by commercial real property, rose by $7.2 million to $38.1 million. These loans also tend to carry adjustable interest rates, usually tied to the prime rate. This increase, which is similar to last year's $7.1 million increase, reflects improving business activity in most of our markets. We expect this trend to continue in 2005. This, coupled with a portfolio of commercial loans which are not secured by real estate of $23.8 million, makes commercial lending our largest loan portfolio. For this reason, we added a full time credit analyst to our staff in 2004.

Our other major loan portfolio, consumer loans, has declined for several years losing $1.7 million in 2004 to stand at $10.7 million. This reflects the impact of financing plans offered by auto companies as well as increasing use of credit cards and home equity lines of credit. We believe this trend will also continue and do not plan to aggressively seek to regain market share due to the high cost of originating and maintaining these loans and the extremely low interest rates being offered by competitors such as auto financing companies. Note 4 provides additional data concerning our loan portfolio including information about loan concentrations in several industries.

Credit Quality and Allowance for Loan Losses

Although we did experience net charge-offs of $953,000 in 2004, the quality of our loan portfolio remains good. The primary loss incurred during the year was the result of the bankruptcy of one specific customer that had consistently been current in its loan payments and doesn't indicate any sort of trend or condition impacting our market area, specific industries we serve or a lessening of our credit standards. In fact, absent this one occurrence, we would have experienced net recoveries of $62,000 for the year rather than a net charge-off.

At December 31, 2004, we had no loans in a nonaccrual status and $559,000, or .40% of total loans, past due 90 days or more but still accruing interest. Total loans past due 30 days or more were $3,678,000 compared to $3,432,000 at the end of 2003. A summary of our nonperforming and past due loans is provided in Note 5.

Our allowance for loan losses is maintained at a level we consider adequate to provide for losses that can be reasonably anticipated based on quarterly evaluations of the loan portfolio. These evaluations consider the potential loss in specifically identified loans and homogeneous pools of loans as well as other factors such as delinquency levels, historical loss experience, current and anticipated economic conditions, concentrations of credit, changes in lending policies or staff, and other factors.

Loans which are specifically analyzed include all loans with balances in excess of $250,000, all loans past due 90 or more days and those placed on our internally generated watch list. We develop this list from various sources including past due loan reports, previous internal and external loan evaluations and knowledge of each borrower's financial situation. This list contains loans with possible weaknesses regarding collectibility, performance or the adequacy of collateral.

Loans that are placed on the watch list are given a classification based on their perceived risk using a method similar to that of the bank's primary regulatory agency. After determining the watch list to be complete, detailed reviews of each loan are made. Based on the results of these reviews, specific reserves for potential losses are determined.

Potential losses for loans not specifically analyzed are quantified by applying historical loss factors to pools of loans. Separate pools, and separate loss factors, are used for each of our major loan portfolios. We may assign additional loss exposure for changes in economic conditions, trends in past due loans, changes in lending policies or staff, concentrations of credit, unused lines or letters of credit and other factors. Finally, because these methods carry inherent imprecision and subjectivity, we establish an additional reserve for losses that are likely to exist at the evaluation date but may not have been quantified by the specific, pooled, or other analyses. We then aggregate these unallocated losses with the losses identified in the specific, pooled, and other analyses. Based on this aggregate total, the allowance for loan losses is adjusted as necessary through a provision for loan losses.

By employing these procedures we have determined that the December 31, 2004 allowance for loan losses of $1,378,000, which is .94% of gross loans, is adequate when measured against reasonably anticipated losses. At year-end 2003 the allowance was $1,396,000, or 1.03% of loans.

In computing our allowance we specifically analyzed loans totaling $11.9 million. Of these it was determined that $218,000 of loans would require specific reserves totaling $107,000. Pooled reserves totaled another $477,000 including $336,000 for commercial loans.

Additional risk may arise when loans are concentrated within certain industries. Due to the nature of the economy in our markets we have loan concentrations, defined as loans to a specific industry group in excess of twenty-five percent of capital, to the auto, lumber, hotel/motel, and real estate development industries. The additional risk assigned to our allowance for loan losses for these concentrations was $587,000. Other reserves were assigned based on changes in past due loans, bankruptcies in our area, and other factors. Please refer to Notes 4 and 5 for additional information on our loan portfolio and the allowance for loan losses.

Securities Portfolio and Federal Funds Sold

Funds which are not needed to satisfy loan demand or operating needs are invested in securities as a means of improving earnings while also providing liquidity and balancing interest sensitivity concerns. The securities we purchase are limited to U.S. government agency issues, including mortgage backed issues of U.S. agencies, obligations of state and political subdivisions and investment grade corporate debt. All of our securities are classified as available for sale. The Board of Directors is informed of all securities transactions each month and a series of policy statements limit the amount of credit and interest rate risk we may take.

Our securities portfolio continues to be a major part of our asset base despite declining by $7.0 million to $53,039,000 in 2004. This decrease was undertaken to fund loan growth during the year and primarily reflects maturities and calls of securities held as well as paydowns on mortgage backed securities.

Over the past several years we have focused our efforts on maintaining a portfolio of high credit quality and short duration in order to minimize both credit and interest rate risk. At year-end, U.S. agency securities and mortgage backed securities issued by U.S. agencies comprised 77.1% of the total portfolio with municipal and corporate securities accounting for 15.4% and 5.8%, respectively. The average life of the portfolio was just 2.38 years. None of our securities is considered to be permanently impaired and the fair value of the portfolio exceeds its amortized cost by $93,000.

One cost to employing such a conservative approach is the reduction in yield realized. The average yield on our securities portfolio fell to 3.91% in 2004 from 4.48% in 2003. However, the short duration of the portfolio should allow us to benefit from rising yields in 2005 while keeping the risk associated with our asset base confined to the loan portfolio where pricing and other risk management techniques appropriate for a community bank can be employed.

While we attempt to stay fully invested in loans or securities, some involvement in overnight federal funds is expected. Our average balance in overnight funds in 2004 was $1,506,000, very similar to 2003's $1,525,000. Overnight borrowings were also kept quite low averaging $668,000 in 2004 and $1,079,000 in 2003. These amounts change daily depending on our funding position and liquidity needs. As these are overnight instruments, they carry relatively low interest rates and they are not considered to be either a long-term use of funds nor a long-term source of funds. Please refer to Note 3 for additional information about our securities activity.

Deposits and Other Funding Sources

After expanding our branch networks into new markets for several years, no new markets were established in 2004. As a result, deposit growth slowed. Total deposits grew by $3.8 million in 2004 compared with $13.8 million in 2003. Also contributing to this slowdown was our more conservative pricing structure.

With noninterest bearing deposits remaining nearly constant in 2004, our deposit growth was centered in interest bearing checking accounts and jumbo CDs. Interest bearing checking accounts grew by $3.9 million to $31.2 million and jumbo CDs rose by $1.8 million to $28.3 million. While interest bearing checking accounts are generally accepted as core, or stable, deposits, jumbo CDs are sometimes thought to be less stable and more dependent on interest rate levels. Our jumbo CDs, however, have consistently grown in recent years despite the fact that we do not market these products or accept out of area or brokered deposits. We believe this reflects our customers desire for safety and preservation of principal as well as several customer friendly features we offer with our CDs. We expect jumbo CDs to continue to be an important source of core funding in the future. Additional information regarding our deposits can be found in Note 7.

We also utilize borrowings to fund our lending, investing and operating activities. Long-term borrowings include term loans from the Federal Home Loan Bank of Pittsburgh which are used to fund specific larger loans. The terms of these borrowings are typically structured so that the cash flow provided by the loans closely matches the cash needed to repay the borrowing. We borrowed $3.1 million to fund loans in 2004 and $3.0 million in 2003. By funding some of our larger loans in this way we not only match cash flow streams, but also maintain an acceptable net interest spread on the loan and preserve operating liquidity.

Our short-term borrowings include overnight borrowings, which were discussed earlier, and repurchase agreements. Repurchase agreements, which totaled $19.1 million at year-end, are made with local businesses and municipalities and have became an important source of funding in recent years. Although some seasonality can be seen in the balances of these agreements, they remained generally stable throughout 2004 as shown in Note 11. Despite the fact that several of our repurchase agreements are awarded on a competitive bid basis, we believe they are a fairly stable source of funds due to our ability and willingness to satisfy the parameters typically included in the bid requirements.

Capital Resources

We continue to have a strong capital base of $20.2 million or 9.5% of assets. This closely approximates last year's level both in terms of dollars and percent of assets. Banks and bank holding companies are also subject to several risk weighted capital measures. As detailed in Note 13, we continue to maintain our capital levels well in excess of that needed to be considered well capitalized under the regulations. We expect this to continue to be the case in the foreseeable future and we are not aware of any trends or uncertainties which are expected to materially impair our capital position. A complete analysis of our capital accounts can be found in the Statement of Changes in Shareholders' Equity.

Our stock is traded on the over the counter market under the symbol CIWV.OB. Trading activity has historically been light with 40,757 shares traded in 2004 including 7,465 shares we purchased as treasury stock. The price of the stock ranged from $41.75 to $47.00 and ended the year at $45.50. Dividends paid in 2004 were increased for the thirteenth consecutive year to $1.55 per share, up $.05 per share from $1.50 in 2003.

Liquidity

The objective of our liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Liquidity is provided by various internal sources including unpledged investment securities, federal funds sold, loan repayments and the ability to maintain a stable or growing deposit base. In addition, external sources of liquidity are also available from correspondent banks including the Federal Home Loan Bank of Pittsburgh. Unused lines of credit with these banks approximate $86,000,000 and are available to provide liquidity in the event it is needed.

We monitor our liquidity on a continual basis and prepare formal liquidity forecasts quarterly utilizing the next twelve months projected loan, deposit and capital expenditure levels. Historically, we have funded our growth internally keeping our overnight lending and borrowing to a minimum and only occasionally securing term debt to finance certain larger loans.

In 2005 we expect loan growth to exceed deposit growth by approximately $9 million. While some of this funding can be satisfied through the internal sources mentioned above, we will likely need to further draw on our lines of credit to fully satisfy anticipated loan demand. We view this as a positive situation and are not aware of any trends, commitments, events or uncertainties that have resulted, or are reasonably likely to result in, threats to our ability to meet our business demands.

Impact of Inflation

Our financial statements and related data in this report are prepared in conformity with U.S. generally accepted accounting principles which require our financial position and results of operations to be measured in terms of historical dollars except for the available for sale securities portfolio. Consequently, the relative value of money generally is not considered. Nearly all of our assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies we use. We attempt to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation rates have generally been low during the time covered by the accompanying consolidated financial statements, the impact of inflation on our earnings has not been significant.



Citizens Financial Corp.

Selected Financial Data Five Year Summary

(in thousands of dollars, except per share data)

	2004	2003	2002	2001	2000
BALANCE SHEET DATA:					
Total assets	**$213,783**	$209,129	$182,400	$166,819	$153,532
Securities	**53,039**	60,077	54,219	48,964	42,337
Loans, net	**145,423**	134,311	115,187	107,075	101,033
Deposits	**165,301**	161,549	147,741	131,752	121,519
Total shareholders' equity	**20,223**	20,478	20,605	19,022	17,390
SUMMARY OF OPERATIONS:					
Total interest income	**$ 11,443**	$ 11,415	$ 11,519	$ 11,830	$ 11,154
Total interest expense	**3,073**	3,193	3,972	4,677	4,425
Net interest income	**8,370**	8,222	7,547	7,153	6,729
Provision for loan losses	**935**	324	288	347	264
Net interest income after provision for loan losses	**7,435**	7,898	7,259	6,806	6,465
Noninterest income	**1,393**	1,292	1,353	1,131	979
Noninterest expense	**6,745**	6,194	5,692	5,035	4,582
Income before income taxes	**2,083**	2,996	2,920	2,902	2,862
Income taxes	**427**	984	992	997	973
Net income	**$ 1,656**	$ 2,012	$ 1,928	$ 1,905	$ 1,889
PER SHARE DATA:					
Net income	**$ 2.63**	$ 3.14	$ 2.98	$ 2.93	$ 2.90
Cash dividends	**$ 1.55**	$ 1.50	$ 1.40	$ 1.30	$ 1.20

 **Citizens Financial Corp.**

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and due from banks	**$ 5,475,798**	$ 5,952,297
Securities available for sale, at fair value	**53,038,545**	60,077,178
Loans, less allowance for loan losses of $1,378,106 and $1,395,908, respectively	**145,422,688**	134,311,352
Bank premises and equipment, net	**4,223,620**	3,606,772
Accrued interest receivable	**1,118,499**	1,096,486
Other assets	**4,504,223**	4,084,797
Total assets	**$213,783,373**	$209,128,882
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing	**$ 23,461,463**	$ 23,511,943
Interest bearing	**141,839,189**	138,036,606
Total deposits	**165,300,652**	161,548,549
Short-term borrowings	**22,510,155**	22,066,301
Long-term borrowings	**4,146,232**	3,402,902
Other liabilities	**1,603,553**	1,632,716
Total liabilities	**193,560,592**	188,650,468
Commitments and contingencies		
Shareholders' equity		
Common stock, $2.00 par value, authorized 2,250,000 shares, issued 750,000 shares	**1,500,000**	1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**19,650,112**	18,965,862
Accumulated other comprehensive income	**57,987**	675,016
Treasury stock at cost, 126,087 and 118,622 shares, respectively	**(3,085,318)**	(2,762,464)
Total shareholders' equity	**20,222,781**	20,478,414
Total liabilities and shareholders' equity	**$213,783,373**	$209,128,882

See Notes to Consolidated Financial Statements

 Citizens Financial Corp.

Consolidated Statements of Income

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest and dividend income			
Interest and fees on loans	**$ 9,474,547**	$ 9,034,533	$ 8,893,876
Interest and dividends on securities:			
Taxable	**1,634,570**	2,019,419	2,258,450
Tax-exempt	**316,046**	346,154	321,316
Interest on federal funds sold	**17,914**	15,455	44,997
Total interest and dividend income	**11,443,077**	11,415,561	11,518,639
Interest expense			
Interest on deposits	**2,645,847**	2,826,172	3,628,492
Interest on short-term borrowings	**307,654**	254,359	278,382
Interest on long-term borrowings	**119,649**	112,873	65,107
Total interest expense	**3,073,150**	3,193,404	3,971,981
Net interest income	**8,369,927**	8,222,157	7,546,658
Provision for loan losses	**934,899**	324,000	288,272
Net interest income after provision for loan losses	**7,435,028**	7,898,157	7,258,386
Noninterest income			
Trust income	**194,593**	253,313	232,197
Service fees	**700,732**	658,766	611,391
Insurance commissions	**41,155**	55,594	54,386
Securities gains, net	**23,185**	276	—
Brokerage fees	**50,034**	30,160	58,313
Secondary market loan fees	**62,691**	95,050	232,298
Other	**320,818**	199,027	164,896
Total noninterest income	**1,393,208**	1,292,186	1,353,481
Noninterest expense			
Salaries and employee benefits	**3,591,142**	3,493,387	3,023,267
Net occupancy expense	**265,313**	238,243	260,432
Equipment rentals, depreciation and maintenance	**480,443**	417,957	426,538
Data processing	**559,238**	474,240	454,013
Director fees	**220,861**	222,983	183,350
Postage expense	**166,589**	157,186	147,165
Professional service fees	**159,251**	121,097	87,456
Stationery	**162,858**	137,179	135,544
Software expense	**174,774**	79,485	62,029
Other	**964,490**	852,747	912,609
Total noninterest expense	**6,744,959**	6,194,504	5,692,403
Income before income taxes	**2,083,277**	2,995,839	2,919,464
Income tax expense	**426,938**	983,890	991,907
Net income	**$ 1,656,339**	$ 2,011,949	$ 1,927,557
Basic and fully diluted earnings per common share	**$2.63**	$3.14	$2.98
Basic and fully diluted average common shares outstanding	**628,877**	641,298	647,720

See Notes to Consolidated Financial Statements

 **Citizens Financial Corp.**

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net Income	**$1,656,339**	$2,011,949	$1,927,557
Other comprehensive income:			
Gross unrealized gains/(losses) arising during the period	**(972,022)**	(916,890)	1,087,492
Adjustment for income tax (expense)/benefit	**369,368**	348,413	(449,983)
	(602,654)	(568,477)	637,509
Reclassification adjustment for (gains)/losses included in net income	**(23,185)**	(276)	—
Adjustment for income tax expense/(benefit)	**8,810**	105	—
	(14,375)	(171)	—
Other comprehensive income, net of tax	**(617,029)**	(568,648)	637,509
Comprehensive Income	**$1,039,310**	$1,443,301	$2,565,066

See Notes to Consolidated Financial Statements

 Citizens Financial Corp.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2001	750,000	$1,500,000	$2,100,000	$16,890,758	$ 606,155	$(2,074,566)	$19,022,347
Net income—2002	—	—	—	1,927,557	—	—	1,927,557
Cost of 2,350 shares acquired as treasury stock	—	—	—	—	—	(76,381)	(76,381)
Cash dividends declared ($1.40 per share)	—	—	—	(906,057)	—	—	(906,057)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	637,509	—	637,509
Balance, December 31, 2002	750,000	1,500,000	2,100,000	17,912,258	1,243,664	(2,150,947)	20,604,975
Net income—2003	—	—	—	2,011,949	—	—	2,011,949
Cost of 15,145 shares acquired as treasury stock	—	—	—	—	—	(611,517)	(611,517)
Cash dividends declared ($1.50 per share)	—	—	—	(958,345)	—	—	(958,345)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	(568,648)	—	(568,648)
Balance, December 31, 2003	750,000	1,500,000	2,100,000	18,965,862	675,016	(2,762,464)	20,478,414
Net income—2004	—	—	—	1,656,339	—	—	1,656,339
Cost of 7,465 shares acquired as treasury stock	—	—	—	—	—	(322,854)	(322,854)
Cash dividends declared ($1.55 per share)	—	—	—	(972,089)	—	—	(972,089)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	(617,029)	—	(617,029)
Balance, December 31, 2004	**750,000**	**$1,500,000**	**$2,100,000**	**$19,650,112**	**$ 57,987**	**$(3,085,318)**	**$20,222,781**

See Notes to Consolidated Financial Statements

 Citizens Financial Corp.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows From Operating Activities			
Net income	**$ 1,656,339**	$ 2,011,949	$ 1,927,557
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**404,329**	344,218	351,939
Provision for loan losses	**934,899**	324,000	288,272
Deferred income tax expense	**66,829**	40,796	43,922
Amortization of security premiums, net of accretion of security discounts	**281,443**	286,743	71,653
Amortization of goodwill	**13,399**	13,399	13,399
Securities gains, net	**(23,185)**	(276)	—
(Gain)/loss on sale of equipment and other assets	**(24,053)**	1,082	38,913
(Increase)/decrease in accrued interest receivable	**(22,013)**	65,055	46,681
Increase in other assets	**(473,268)**	(107,213)	(173,499)
Increase/(decrease) in other liabilities	**349,015**	99,101	(4,264)
Net cash provided by operating activities	**3,163,734**	3,078,854	2,604,573
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	**2,382,766**	1,128,852	—
Proceeds from maturities and calls of securities available for sale	**16,636,865**	14,060,000	11,564,400
Principal payments received on securities available for sale	**2,914,405**	5,509,591	1,449,661
Purchases of securities available for sale	**(16,148,868)**	(27,760,122)	(17,252,886)
Loans made to customers, net	**(12,375,235)**	(19,559,618)	(8,186,883)
Purchases of bank premises and equipment	**(1,032,823)**	(747,697)	(840,301)
Purchase of life insurance contracts	**—**	—	(2,000,000)
Proceeds from sale of other real estate and other assets	**443,313**	19,736	145,142
Purchase of real estate	**(105,000)**	—	—
Net cash used in investing activities	**(7,284,577)**	(27,349,258)	(15,120,867)
Cash Flows From Financing Activities			
Net increase in demand deposit, NOW, money market and savings accounts	**1,438,095**	8,226,815	9,334,531
Net increase in time deposits	**2,314,008**	5,580,743	6,654,525
Net increase/(decrease) in short-term borrowings	**443,854**	11,671,556	(3,526,930)
Proceeds from long-term borrowings	**3,100,000**	3,000,000	2,000,000
Repayments of long-term borrowings	**(2,356,670)**	(1,475,666)	(908,955)
Dividends paid	**(972,089)**	(958,345)	(906,057)
Acquisition of treasury stock	**(322,854)**	(611,517)	(76,381)
Net cash provided by financing activities	**3,644,344**	25,433,586	12,570,733
Increase/(decrease) in cash and cash equivalents	**(476,499)**	1,163,182	54,439
Cash and cash equivalents:			
Beginning	**5,952,297**	4,789,115	4,734,676
Ending	**$ 5,475,798**	$ 5,952,297	$ 4,789,115
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest on deposits and on other borrowings	**$ 3,095,290**	$ 3,272,713	$ 4,031,808
Income taxes	**$ 647,834**	$ 1,015,938	$ 959,815
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate and other assets acquired in settlement of loans	**$ 329,000**	$ 111,127	$ 76,803
Unrealized gain/(loss) on securities available for sale	**$ (995,214)**	$ (917,166)	$ 1,087,492

See Notes to Consolidated Financial Statements

 Citizens Financial Corp.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of business: Citizens Financial Corp. ("Citizens" or "the company" or "we") was incorporated as a bank holding company in 1987. Our wholly-owned bank subsidiary, Citizens National Bank of Elkins ("the bank") provides retail and commercial loan, deposit, trust and brokerage services to customers in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia and nearby areas. Our other wholly-owned subsidiary, Citizens Financial Services, LLC, was formed for the purpose of investing in ProServ Insurance Agency, LLC, a general insurance agency selling property and casualty insurance established by the West Virginia Bankers Association. Citizens Financial Services became inactive in 2003.

Basis of financial statement presentation: Our accounting and reporting policies conform to U.S. generally accepted accounting principles and to general practices within the banking industry.

Use of estimates: In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and both of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: All of our debt and equity investment securities are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of comprehensive income until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized as interest income using the interest method over the period to maturity. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, we consider (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and allowance for loan losses: All of our loans are expected to be held for the foreseeable future or until maturity or pay-off and are reported at their outstanding unpaid principal balance net of the allowance for loan losses, unearned discounts and any deferred origination fees or costs. Unearned discounts are recognized as income over the life of the loan by methods which approximate the interest method. Loan fees and origination costs are deferred and amortized as adjustments to the related loan's yield over its contractual life. Otherwise, interest income is accrued daily based on the principal amount outstanding.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors we consider in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The significance of payment delays and payment shortfalls is determined on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loans are generally placed on nonaccrual status when principal or interest is more than 90 days past due unless the loan is both well secured and in the process of collection. Interest on nonaccrual loans is recognized on the cash basis.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other real estate: Other real estate consists of real estate held for resale which are acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred but depreciation is not recorded on property held for sale. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Intangible assets: Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in a combination with a related contract, asset, or liability. Intangible assets are tested at least annually for impairment.

Securities sold under agreements to repurchase: We generally account for securities sold under agreements to repurchase as collateralized financing transactions. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Pension benefits: The bank has a noncontributory, defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on employees' five year average final compensation and years of service. Our funding policy is to make the minimum annual contributions required by regulation. Pension costs are actuarially determined and charged to expense.

Postretirement benefits: The bank also provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the bank's unfunded cost at January 1, 1993 is being accrued primarily on a straight-line basis through the year ending 2013.

Income taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and fully diluted earnings per share: Basic and fully diluted earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 628,877, 641,298 and 647,720 for the years ended December 31, 2004, 2003 and 2002, respectively. We did not have any potentially dilutive securities during that time.

Trust department: Assets held in an agency or fiduciary capacity by the bank's trust department are not assets of the bank and are not included in the accompanying consolidated balance sheets. Trust department income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not affect net income materially.

Off-Balance-Sheet Credit Related Financial Instruments: In the ordinary course of business, we may enter into commitments to extend credit, including commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Instruments and Hedging Activities: The bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Advertising: Advertising costs are expensed as they are incurred.

Reclassifications: Certain accounts in the consolidated financial statements for 2003 and 2002, as previously presented, have been reclassified to conform to current year classifications.

Significant New Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Company's consolidated financial statements. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. Because we have no investments in variable interest entities the adoption of FIN 46 and FIN 46R did not have a material effect on our financial position, results of operations or liquidity.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, *"Accounting for Certain Loans and Debt Securities Acquired in a Transfer."* The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually, in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. We intend to adopt the provisions of SOP 03-3 effective January 1, 2005 and do not expect the initial implementation to have a significant effect on our financial position, results of operations or liquidity.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *"Application of Accounting Principles to Loan Commitments"* ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, *"Scope Exceptions: When a Loan Commitment is Included in the Scope of Statement 133."* The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. Although we adopted the provisions of SAB 105, its provisions affect only the timing of the recognition of mortgage banking income. Therefore, we do not anticipate that this guidance will have a material adverse effect on our financial position, results of operations or liquidity.

In May 2004, the FASB issued FASB Staff Position ("FSP") 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"* (the "Act"). This Staff Position provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. We do not anticipate that the effects of the Act will materially affect our financial position, results of operations or our liquidity.

Emerging Issues Task Force Issue No. (EITF) 03-1 *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in valued due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless we can assert and demonstrate our intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1 although this delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. Since none of our investments is other-than-temporarily impaired neither Issue 03-1 nor other existing authoritative literature had a material impact on our financial condition, results of operations or liquidity.

EITF No. 03-16, *"Accounting for Investments in Limited Liability Companies"* was ratified by the FASB and is effective for reporting periods beginning after June 15, 2004. The EITF provides guidance on whether an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether noncontrolling investments in an LLC should be accounted for using the cost method or the equity method. In 2000 we formed Citizens Financial Services, LLC for the purpose of investing in ProServ Insurance Agency, LLC which was a general insurance agency selling primarily property and casualty insurance. ProServ was established by the West Virginia Bankers Association and our ownership in it was less than 5%. In 2003, Citizens Financial Services, LLC became inactive and it now has no assets or liabilities. As a result, the adoption of EITF No. 03-16 has not had a material effect on our financial position, results of operations, or liquidity.



Citizens Financial Corp.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, primarily employee services, and is effective for interim or annual periods beginning after June 15, 2005. Because we have no plans or other agreements under which we exchange our equity instruments for services we do not expect the adoption of this Statement to have a material effect on our financial position, results of operations or liquidity.

Note 2. Cash Concentrations

At December 31, 2004 we had cash concentrations totaling $2,997,308 with the Federal Reserve Bank of Richmond. These funds, as well as deposits with other correspondent banks, are generally unsecured and have limited insurance under current banking insurance regulations.

Note 3. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2004 and 2003, are summarized as below. All such securities are available for sale.

	2004			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	**$34,534,656**	**$ 174,092**	**$177,476**	**$34,531,272**
Mortgage backed securities—U.S. Government agencies and corporations	**6,441,688**	**10,962**	**75,160**	**6,377,490**
Federal Reserve Bank stock, restricted	**108,000**	—	—	**108,000**
Federal Home Loan Bank stock, restricted	**795,300**	—	—	**795,300**
Corporate debt securities	**3,086,808**	**5,300**	**34,333**	**3,057,775**
Tax exempt state and political subdivisions	**7,978,564**	**203,336**	**13,192**	**8,168,708**
Total securities available for sale	**$52,945,016**	**$ 393,690**	**$300,161**	**$53,038,545**

	2003			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$32,742,572	$ 732,717	$ 43,471	$33,431,818
Mortgage backed securities—U.S. Government agencies and corporations	9,454,437	28,670	63,501	9,419,606
Federal Reserve Bank stock, restricted	108,000	—	—	108,000
Federal Home Loan Bank stock, restricted	852,900	—	—	852,900
Corporate debt securities	6,840,204	135,852	17,832	6,958,224
Tax exempt state and political subdivisions	8,990,322	319,477	3,169	9,306,630
Total securities available for sale	$58,988,435	$1,216,716	$127,973	$60,077,178

The tables below provide summaries of securities which were in an unrealized loss position at December 31, 2004 and 2003, all of which are available for sale. As of December 31, 2004, these securities had a total fair value of $27,317,619 and carried unrealized losses of $300,161 or 1.10%. Of these securities, $3,673,258 of mortgage backed securities issued by U.S. government agencies and corporations with unrealized losses of $71,877 have been in a continuous loss position for the past twelve months. We believe these unrealized losses are the result of changing interest rates and that the implied faith and credit of the U.S. Government which the issuers enjoy, along with our intent and ability to hold the investments to maturity, provide strong evidence that we will fully recover our investment. In addition, no losses have been recognized on the $12,801,298 of securities that carried unrealized losses at December 31, 2003.

	2004					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$19,381,025	$177,476	$ —	$ —	$19,381,025	$177,476
Mortgage backed securities—U.S. Government agencies and corporations	841,384	3,283	3,673,258	71,877	4,514,642	75,160
Federal Reserve Bank stock, restricted	—	—	—	—	—	—
Federal Home Loan Bank stock, restricted	—	—	—	—	—	—
Corporate debt securities	2,052,475	34,333	—	—	2,052,475	34,333
Tax exempt state and political subdivisions	1,369,477	13,192	—	—	1,369,477	13,192
Total	$23,644,361	$228,284	$3,673,258	$71,877	$27,317,619	$300,161

	2003					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ 4,978,911	$ 43,471	$ —	$ —	$ 4,978,911	$ 43,471
Mortgage backed securities—U.S. Government agencies and corporations	5,506,310	63,501	—	—	5,506,310	63,501
Federal Reserve Bank stock, restricted	—	—	—	—	—	—
Federal Home Loan Bank stock, restricted	—	—	—	—	—	—
Corporate debt securities	1,588,200	17,832	—	—	1,588,200	17,832
Tax exempt state and political subdivisions	727,877	3,169	—	—	727,877	3,169
Total	$12,801,298	$127,973	$ —	$ —	$12,801,298	$127,973

The maturities, amortized cost and estimated fair values of securities at December 31, 2004 are summarized as follows:

	Available for Sale	
	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$ 8,438,144	$ 8,518,619
Due after one through five years	42,400,984	42,379,983
Due after five through ten years	1,202,588	1,236,643
Equity securities	903,300	903,300
Total	$52,945,016	$53,038,545

Mortgage backed securities have remaining contractual maturities ranging from 3 to 11.5 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 1.12 to 6.06 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage backed securities, and the related gross gains and losses realized are as follows:

	Proceeds From			Gross Realized	
Years Ended December 31,	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2004					
Securities available for sale	**$2,382,766**	**$16,636,865**	**$2,914,405**	**$ 36,783**	**$ 13,598**
2003					
Securities available for sale	$1,128,852	$14,060,000	$5,509,591	$ 3,421	$ 3,145
2002					
Securities available for sale	$ —	$11,564,400	$1,449,661	$ —	$ —

At December 31, 2004 and 2003 securities carried at $26,557,056 and $27,062,537, respectively, with estimated fair values of $26,628,824 and $27,920,377, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

At December 31, 2004, we had a concentration within our corporate debt securities classification which included obligations of banking and financial services industry companies with global operations having an approximate carrying value of $2,304,836 and an estimated fair value of $2,290,525. There were no concentrations with any one issuer.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

Note 4. Loans

Loans are summarized as follows:

	December 31, 2004	December 31, 2003
Commercial, financial and agricultural	**$ 23,830,943**	$ 25,417,272
Real estate—construction	**8,759,576**	5,962,346
Real estate—mortgage	**101,083,039**	89,111,232
Installment loans	**10,733,860**	12,396,169
Other	**2,471,622**	2,868,205
Total loans	**146,879,040**	135,755,224
Less allowance for loan losses	**1,378,106**	1,395,908
Net deferred loan origination fees and costs	**(78,246)**	(47,964)
Loans, net	**$145,422,688**	$134,311,352

Included in the above balance of net loans are nonaccrual loans of $0 and $15,766 at December 31, 2004 and 2003, respectively. If interest on those nonaccrual loans had been accrued, such income would have approximated $0, $1,604 and $4,738 for the years ended December 31, 2004, 2003 and 2002, respectively.

The bank makes loans to its directors, executive officers and their related interests in the normal course of business. The following presents the activity with respect to these loans for the years ended December 31, 2004 and 2003:

	2004	2003
Balance, beginning	**$ 2,490,673**	$ 3,277,361
Additions	**2,395,882**	1,886,362
Amounts collected	**(1,570,092)**	(2,673,050)
Balance, ending	**$ 3,316,463**	$ 2,490,673

The following represents the maturities and sensitivities of loans to changes in interest rates at December 31, 2004, without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 Yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 4,717,945	$ 9,537,445	$ 9,575,553	$ 23,830,943
Real estate—construction	5,105,875	1,920,930	1,732,771	8,759,576
Real estate—mortgage	1,237,560	4,018,433	95,827,046	101,083,039
Installment loans	1,131,019	8,914,439	688,402	10,733,860
Other	164,039	669,638	1,637,945	2,471,622
Total	$ 12,356,438	$25,060,885	$109,461,717	$146,879,040
Loans due after one year with:				
Variable rates	$106,916,142			
Fixed rates	27,606,460			
Total	$134,522,602			



Concentrations of credit risk: Citizens National Bank of Elkins grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio. Nonetheless, concentrations of credit, defined as loans to a customer, the customers' related parties, or to a number of customers operating in the same industry, which in the aggregate total 25% or more of capital can occur. At December 31, 2004, we had four such concentrations.

Direct and indirect extensions of credit to automobile dealers, consisting of floor plan loans and other commercial loans which are generally secured by liens on the subject inventories or equipment, totaled $8,494,884. Extensions of credit to companies operating in the lumber industry and their related parties totaled $9,015,850. These loans are generally made for the purpose of financing logging equipment and are typically secured by liens on the subject equipment. Extensions of credit to companies in the hotel/motel industry totaled $6,860,700. These loans are usually made to finance the purchase, operation or improvement of hotels and motels and are generally secured by liens on the subject property. Finally extensions of credit for real estate development projects, typically in nearby ski resorts, were $6,470,199. Additional collateral such as pledges of accounts receivable, real estate, or personal guarantees may also be required when granting these credits. The bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon these credit evaluations.

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Balance, beginning of year	**$1,395,908**	$1,385,625	$1,397,528
Charge-offs:			
Commercial, financial and agricultural	**1,030,651**	128,511	134,250
Real estate—mortgage	**35,597**	24,390	56,296
Installment	**98,263**	189,782	137,436
Total	**1,164,511**	342,683	327,982
Recoveries:			
Commercial, financial and agricultural	**191,439**	21,200	3,430
Real estate—mortgage	**210**	208	752
Installment	**20,161**	7,558	23,625
Total	**211,810**	28,996	27,807
Net charge-offs	**952,701**	313,717	300,175
Provision for loan losses	**934,899**	324,000	288,272
Balance, end of year	**$1,378,106**	$1,395,908	$1,385,625

The following summary provides additional information regarding impaired, nonaccrual and past due loans:

	December 31,	
	2004	2003
Impaired loans without a valuation allowance	**$ —**	$ —
Impaired loans with a valuation allowance	**48,053**	—
Total impaired loans	**$ 48,053**	$ —
Valuation allowance related to impaired loans	**$ 24,270**	$ —
Total nonaccrual loans	**$ —**	$ 15,766
Total loans past due ninety days or more still accruing	**$559,358**	$351,817

	Years Ended December 31,		
	2004	2003	2002
Average investment in impaired loans	$49,193	$ —	$ —
Interest income recognized on impaired loans	$ 2,536	$ —	$ —
Interest income recognized on a cash basis on impaired loans	$ 2,343	$ —	$ —

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation and amortization at December 31, 2004 and 2003, are summarized as follows:

	2004	2003
Land	$ 773,103	$ 773,103
Buildings and improvements	4,817,385	4,116,190
Furniture and equipment	2,714,250	2,454,828
Total bank premises and equipment	8,304,738	7,344,121
Less accumulated depreciation and amortization	4,081,118	3,737,349
Bank premises and equipment, net	$4,223,620	$3,606,772

Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002, totaled $404,329, $344,218 and $351,939 respectively.

Note 7. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2004 and 2003:

	2004	2003
Interest bearing checking accounts	$ 31,230,582	$ 27,354,631
Money market accounts	7,000,480	8,690,222
Savings accounts	26,661,952	27,359,587
Certificates of deposit under $100,000	48,619,214	48,063,014
Certificates of deposit of $100,000 or more	28,326,961	26,569,152
Total	$141,839,189	$138,036,606

Interest expense on deposits is summarized below:

	2004	2003	2002
Interest bearing checking accounts	**$ 347,520**	$ 328,861	$ 477,876
Money market accounts	**37,609**	59,686	84,284
Savings accounts	**126,818**	164,352	378,933
Certificates of deposit under $100,000	**1,262,552**	1,491,065	1,918,574
Certificates of deposit of $100,000 or more	**871,348**	782,208	768,825
Total	**$2,645,847**	$2,826,172	$3,628,492

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2004:

	Amount	Percent
Three months or less	$ 1,737,054	6.13%
Three through six months	3,160,591	11.16%
Six through twelve months	9,019,776	31.84%
Over twelve months	14,409,540	50.87%
Total	$28,326,961	100.00%

A summary of the maturities for all time deposits as of December 31, 2004, follows:

Year	Amount
2005	$37,356,396
2006	22,252,669
2007	9,535,773
2008	1,014,164
2009	914,008
After 2009	5,873,165
Total	$76,946,175

At December 31, 2004, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries approximated $4,565,801.

Note 8. Derivative Instruments

The bank has offered a product known as the Index Powered CD to its customers since 2001. This is a five year certificate of deposit which, if held to maturity, provides the customer with guaranteed return of principal and interest which is linked to the performance of the Standard and Poor's 500 Index over the term of the certificate of deposit. As of December 31, 2004 and 2003 the notional value of these deposits was $909,278 and $893,629, respectively.

The linkage of the interest earned on the certificate of deposit and the return of the index is considered an equity option and is accounted for as an embedded derivative under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). As required by SFAS 133, the fair value of the embedded derivative is deducted from the certificate of deposit creating a discount that is amortized to interest expense using the effective interest method over the term of the certificate of deposit. The corresponding equity option is carried as a liability at fair value with changes in the value recognized in current earnings.

To manage the market risk associated with this product, the bank enters into interest rate swap agreements with the Federal Home Loan Bank of Pittsburgh ("FHLB") for the notional amount of the certificate of deposit. Under this agreement the bank pays either fixed or variable interest to the FHLB quarterly over the term of the certificate of deposit and the FHLB pays the bank the amount of interest due the customer at maturity.

This interest rate swap also represents a derivative contract and is accounted for as a fair value hedge under SFAS 133. As such, it is carried as an asset at fair value with changes in value being recognized in current earnings. The impact of our derivative activities on pretax income was $(34,232) in 2004, $(28,199) in 2003 and $(10,488) in 2002.

Note 9. Income Taxes

The components of applicable income tax expense/(benefit) for the years ended December 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
Current:			
Federal	**$439,819**	$804,169	$792,896
State	**54,948**	138,925	155,089
	493,767	943,094	947,985
Deferred:			
Federal	**(59,794)**	36,502	39,299
State	**(7,035)**	4,294	4,623
	(66,829)	40,796	43,922
Total	**$426,938**	$983,890	$991,907

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the company's deferred tax assets and liabilities as of December 31, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	**$ 315,757**	$ 380,818
Accrued income and expenses	**11,391**	10,225
Employee benefit plans	**138,780**	33,632
Net loan origination fees and costs	**29,733**	18,226
	495,661	442,901
Deferred tax liabilities:		
Accretion on securities	**(10,463)**	(99,334)
Depreciation	**(142,647)**	(67,845)
Net unrealized gain on securities	**(35,540)**	(413,719)
	(188,650)	(580,898)
Net deferred tax asset/(liability)	**$ 307,011**	$(137,997)

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004		2003		2002	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Computed tax at applicable statutory rate	**$ 708,314**	**34.0**	$1,018,585	34.0	$ 992,618	34.0
Increase/(decrease) in taxes resulting from:						
Tax-exempt interest	**(151,826)**	**(7.3)**	(152,867)	(5.1)	(142,742)	(4.9)
State income taxes, net of federal tax benefit	**30,963**	**1.5**	91,691	3.1	102,359	3.5
Tax exempt income on retirement plans	**(41,435)**	**(2.0)**	—	—	—	—
Other	**(119,078)**	**(5.7)**	26,481	0.8	39,672	1.4
Applicable income taxes	**$ 426,938**	**20.5**	$ 983,890	32.8	$ 991,907	34.0

Note 10. Employee Benefit Plans

Citizens National Bank offers a number of benefit plans to its employees and directors. Among them are pension and other postretirement benefit plans which are described below.

Pension Plan: The bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of continuous service. The plan provides benefits based on the participant's years of service and five year average final compensation. Our funding policy is to make the minimum annual contribution that is required by applicable regulations.

401(k) Plan: A 401(k) profit sharing plan is provided for the benefit of all employees who have attained the age of 21 and completed one year of continuous service. The plan allows participating employees to contribute amounts up to the limits set by the Internal Revenue Service and permits the bank to make discretionary contributions to the plan in such amount as the Board may determine to be appropriate. Contributions made to the plan by the bank for the years ended December 31, 2004, 2003 and 2002, were $63,000, $79,000 and $57,000, respectively.

Executive Supplemental Income Plan: Subsequent to an amendment to the bank's pension benefit formula in 1995, it offered a nonqualified executive supplemental income plan to certain senior officers, some of whom are now retired, as a means of overcoming the reduced pension benefit. The plan provides predetermined fixed monthly income for a period of 180 months to the participants upon retirement. It is funded by life insurance contracts which the bank purchased. The bank has been named the beneficiary of those contracts. The liability accrued under this plan at December 31, 2004 and 2003 was $259,348 and $250,735, respectively. The cash surrender values of the underlying insurance contracts at those same dates were $422,387 and $374,917. Expenses associated with the plan were $13,806 in 2004, $17,412 in 2003, and $16,423 in 2002.

Executive and Director Supplemental Retirement Plan: Effective January 1, 2003, the bank entered into a non-qualified supplemental executive and director retirement plan with various officers and directors of the bank which provides them with income benefits payable at retirement age or death. In connection with this plan, the bank purchased life insurance contracts in 2002 for $2,000,000. These contracts are not assets of the plan but are instead owned by the bank and had cash surrender values of $2,026,545 at December 31, 2004 and $2,103,328 at December 31, 2003. Liabilities under the plan were $412,236 at December 31, 2004 and $194,821 at December 31, 2003. Expenses of the plan, net of income for the increase in the cash surrender value, were $99,118 in 2004 and $127,000 in 2003. No liabilities existed, nor were expenses incurred, prior to the 2003 inception date.

Postretirement Healthcare and Life Insurance Plan: Citizens National Bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary.

These factors are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree for postretirement health care. Accordingly, an assumed 1 percentage point increase or decrease in healthcare cost trend rates would not impact the healthcare plan's accumulated postretirement benefit obligation or the aggregate of the plans service and interest costs. Both the healthcare plan and life insurance plan are unfunded.

Additional information regarding our defined benefit pension and other postretirement benefit obligation plans is provided below. The measurement date used for the pension disclosures is October 31.

	Pension Benefits		Other Benefits	
	2004	**2003**	**2004**	**2003**
Change in benefit obligation				
Benefit obligation at beginning of year	**$3,858,041**	$3,521,816	**$ 561,114**	$ 530,576
Service cost	**98,265**	86,315	**28,104**	23,590
Interest cost	**250,813**	243,011	**33,021**	33,628
Actuarial (gain)/loss	**55,522**	186,683	**(29,697)**	15,963
Benefits paid	**(176,683)**	(179,784)	**(21,460)**	(42,643)
Benefit obligation at end of year	**$4,085,958**	$3,858,041	**$ 571,082**	$ 561,114
Change in plan assets				
Fair value of plan assets at beginning of year	**$3,521,702**	$3,277,945	**$ —**	$ —
Actual return/(loss) on plan assets	**309,165**	423,541	**—**	—
Employer contribution	**—**	—	**21,460**	42,643
Plan participants' contributions	**—**	—	**—**	—
Benefits paid	**(208,145)**	(179,784)	**(21,460)**	(42,643)
Fair value of plan assets at end of year	**$3,622,722**	$3,521,702	**$ —**	$ —
Funded status	**$ (436,236)**	$ (336,339)	**$(571,082)**	$(561,114)
Unrecognized net actuarial (gain)/loss	**1,396,559**	1,281,557	**(144,588)**	(86,740)
Unrecognized prior service benefit	**(63,459)**	(80,427)	**—**	—
Unrecognized net obligation at transition	**—**	(688)	**167,555**	188,501
Prepaid/(accrued) benefit cost	**$ 869,864**	$ 864,103	**$(548,115)**	$(459,353)

The accumulated benefit obligation of our pension plan was $3,500,581 at October 31, 2004 and $3,322,278 at October 31, 2003.

	Pension Benefits			Other Benefits		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Components of net periodic (benefit) cost						
Service cost	**$ 98,265**	$ 86,315	$ 88,114	**$28,104**	$23,590	$20,120
Interest cost	**250,813**	243,011	231,209	**33,021**	33,628	32,519
Expected return on plan assets	**(353,823)**	(363,222)	(370,363)	**—**	(4,039)	(4,537)
Net amortization and deferral	**(1,016)**	(40,089)	(41,489)	**17,130**	20,946	20,946
Net periodic (benefit) cost	**$ (5,761)**	$ (73,985)	$ (92,529)	**$78,255**	$74,125	$69,048

Unrecognized prior service cost is expensed using a straight-line amortization of the cost over the average future service of employees expected to receive benefits under the plan.

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	**6.50%**	7.00%	7.25%	**6.25%**	6.25%	6.75%
Expected long-term return on plan assets	**8.50%**	8.50%	8.50%	**6.75%**	6.75%	6.75%
Rate of compensation increase	**3.50%**	4.00%	4.25%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	**6.50%**	6.50%		**6.25%**	6.25%	
Rate of compensation increase	**3.50%**	3.50%		**N/A**	N/A	

The expected long-term rate of return for the pension plan is based on the expected return of each of the plans asset categories (detailed below), weighted based on the median of the target allocation of each category.

Assumed Health Care Cost Trend Rates

The discretionary factors contained within our postretirement health care plan are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree. Accordingly, an assumed 1 percentage point increase or decrease in health care cost trend rates would not impact the health care plan's accumulated projected benefit obligation or its service and interest costs.

Plan Assets

	Target Allocation 2005	Allowable Range	Target Percentage of Plan Assets at October 31,	
			2004	2003
Plan Assets				
Equity Securities	70%	40-80%	70%	70%
Debt Securities	25%	20-40%	25%	26%
Real Estate	0%	0%	0%	0%
Other	5%	3-10%	5%	4%
Total	100%		100%	100%

Investment Policy and Strategy

The policy, as established by the Pension Committee, is to invest assets per the target allocations stated above. The assets will be reallocated periodically to meet the above target allocations. The investment policy will be reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5% after fees over a rolling 5-year moving average basis.

Allowable assets include cash equivalents, fixed income securities, equity securities, exchange traded index funds and GICs. Prohibited investments include, but are not limited to, commodities and future contracts, private placements, options, limited partnerships, venture capital investments, real estate and IO, PO, and residual tranche CMOs. Unless a specific derivative security is allowed per the plan document permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more that 10% of the total plan assets, and no more that the 25% of total plan assets should be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 20% of the plan assets shall be invested in foreign securities (both equity and fixed).

Cash Flows

Contributions: We expect to contribute approximately $65,000 to our pension plan in 2005. No contributions are expected to be made to our other postretirement plans, however.

Estimated Future Benefits Payments: The following benefit payments, which reflect future service, are expected to be paid:

	Pension Benefits	Other Benefits
2005	$ 218,825	$ 26,110
2006	224,783	27,000
2007	243,553	32,112
2008	259,327	36,245
2009	270,029	36,740
2010-2014	1,428,188	200,584

Note 11. Other Borrowings

Short-Term Borrowings: During 2004 and 2003, our short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements), advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB) and federal funds purchased. Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2004 and 2003, securities with an amortized cost of $17,427,348 and $17,377,142 respectively, and estimated fair values of $17,395,887 and $17,903,781, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to our short-term borrowing obligations:

	2004			2003		
	Repurchase Agreement	**Line of Credit**	**Federal Funds Purchased**	**Repurchase Agreement**	**Line of Credit**	**Federal Funds Purchased**
Amount outstanding at December 31	**$19,080,155**	**$3,130,000**	**$300,000**	$19,066,301	$3,000,000	—
Weighted average interest rate at December 31	**1.54%**	**2.21%**	**2.50%**	1.19%	1.03%	—
Maximum month-end amount outstanding	**$20,090,632**	**$3,130,000**	**$300,000**	$19,066,301	$4,048,000	—
Average daily amount outstanding	**$18,487,333**	**$ 667,135**	**$ 822**	$10,899,604	$1,078,952	—
Weighted average interest rate for the year	**1.62%**	**1.35%**	**2.50%**	2.20%	1.30%	—

Long-Term Borrowings: Long-term borrowings of $4,146,232 and $3,402,902 at December 31, 2004 and 2003, respectively, consist of advances from the FHLB which are used to finance specific lending activities. The weighted average interest rate at December 31, 2004 was 2.43%. The weighted average interest rate for the year ending December 31, 2004 was 2.62%.

A summary of the maturities of the long-term borrowings for the next five years is as follows:

Year	Amount
2005	$2,284,862
2006	1,228,840
2007	509,457
2008	7,339
2009	7,714
2010 and thereafter	108,020
Total	$4,146,232

Note 12. Commitments and Contingencies

At December 31, 2004 and 2003, the bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $1,842,000 and $1,756,000, respectively. The bank does not earn interest on such reserve balances.

Litigation: We are involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on our financial condition or results of operations.

Financial Instruments With Off-Balance-Sheet Risk: The bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the bank has in particular classes of financial instruments

Financial instruments whose contract amounts represent credit risk	Contract Amount	
	2004	**2003**
Commitments to extend credit	**$22,967,098**	$29,973,506
Standby letters of credit	**468,372**	239,028
Total	**$23,435,470**	$30,212,534

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 13. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from Citizens National Bank. Dividends paid by the bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. At December 31, 2004, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,755,580 or 8.7% of consolidated net assets.

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2004, that the bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed the bank's category.



Citizens Financial Corp.

The bank's actual capital amounts and ratios, which are the same as those for the holding company on a consolidated basis, are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)	**$21,400**	**14.18%**	**$12,073**	**8.00%**	**$15,092**	**10.00%**
Tier I Capital (to Risk Weighted Assets)	**20,022**	**13.27%**	**6,037**	**4.00%**	**9,055**	**6.00%**
Tier I Capital (to Average Assets)	**20,022**	**9.37%**	**8,547**	**4.00%**	**12,821**	**5.00%**
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$21,044	14.52%	$11,589	8.00%	$14,487	10.00%
Tier I Capital (to Risk Weighted Assets)	19,648	13.56%	5,795	4.00%	8,692	6.00%
Tier I Capital (to Average Assets)	19,648	9.49%	8,282	4.00%	12,423	5.00%

Note 14. Fair Value of Financial Instruments and Interest Rate Risk

The following summarizes the methods and significant assumptions used in estimating fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal funds sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing and interest bearing checking), money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.



Citizens Financial Corp.

Off-balance-sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

Derivative Financial Instruments: The fair values of the interest rate swaps are based on quoted market prices of like products.

The carrying values and estimated fair values of the company's financial instruments are summarized below:

	December 31, 2004		December 31, 2003	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	**$ 5,475,798**	**$ 5,475,798**	$ 5,952,297	$ 5,952,297
Securities available for sale	**53,038,545**	**53,038,545**	60,077,178	60,077,178
Loans, net	**145,422,688**	**141,660,996**	134,311,352	139,712,494
Accrued interest receivable	**1,118,499**	**1,118,499**	1,096,486	1,096,486
Total financial assets	**$205,055,530**	**$201,293,838**	$201,437,313	$206,838,455
Financial liabilities:				
Deposits	**$165,300,652**	**$164,955,655**	$161,548,549	$162,208,128
Short-term borrowings	**22,510,155**	**22,510,155**	22,066,301	22,066,301
Long-term borrowings	**4,146,232**	**4,091,244**	3,402,902	3,433,212
Accrued interest payable	**243,908**	**243,908**	266,048	266,048
Total financial liabilities	**$192,200,947**	**$191,800,962**	$187,283,800	$187,973,689
Financial Instruments:				
Interest rate swaps and call options	**$ 82,459**	**$ 82,459**	$ 108,691	$ 108,691

The company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rare environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the company's overall interest rate risk.

 Citizens Financial Corp.

Note 15. Condensed Financial Statements of Parent Company

Information relative to the parent company's balance sheets at December 31, 2004 and 2003, and the related statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002, are presented below.

Balance Sheets	December 31, 2004	December 31, 2003
Assets		
Cash	$ 2,654	$ 2,247
Investment in subsidiaries	20,220,127	20,476,167
Total assets	$20,222,781	$20,478,414
Shareholders' equity		
Common stock, $2.00 par value, 2,250,000 shares authorized, issued 750,000 shares	$ 1,500,000	$ 1,500,000
Additional paid-in capital	2,100,000	2,100,000
Retained earnings	19,650,112	18,965,862
Accumulated other comprehensive income	57,987	675,016
Treasury stock at cost, 126,087 and 118,622 shares, respectively	(3,085,318)	(2,762,464)
Total shareholders' equity	$20,222,781	$20,478,414

Statements of Income	For the Years Ended December 31, 2004	2003	2002
Income—dividends from subsidiary bank	$ 1,298,650	$ 1,571,515	$ 983,581
Expenses—operating	3,300	5,681	4,500
Income before equity in undistributed income of subsidiaries	1,295,350	1,565,834	979,081
Equity in undistributed income of subsidiaries	360,989	446,115	948,476
Net income	$ 1,656,339	$ 2,011,949	$1,927,557



Citizens Financial Corp.

Statements of Cash Flows	For the Years Ended December 31, 2004	2003	2002
Cash Flows from Operating Activities			
Net income	**$ 1,656,339**	$ 2,011,949	$1,927,557
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(360,989)**	(446,115)	(948,476)
(Increase)/decrease in amount due from subsidiary	**—**	3,299	1,000
Cash provided by operating activities	**1,295,350**	1,569,133	980,081
Cash Flows from Investing Activities	**—**	—	—
Cash Flows from Financing Activities			
Dividends paid to shareholders	**(972,089)**	(958,345)	(906,057)
Acquisition of treasury stock	**(322,854)**	(611,517)	(76,381)
Cash used in financing activities	**(1,294,943)**	(1,569,862)	(982,438)
Increase/(decrease) in cash	**407**	(729)	(2,357)
Cash:			
Beginning	**2,247**	2,976	5,333
Ending	**$ 2,654**	$ 2,247	$ 2,976



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citizens Financial Corp. and Subsidiaries
Elkins, West Virginia

We have audited the consolidated balance sheet of Citizens Financial Corp. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Citizens Financial Corp. and Subsidiaries for the years ended December 31, 2003 and 2002 were audited by other auditors whose report, dated January 9, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 7, 2005

50 South Cameron Street
P.O. Box 2560
Winchester, VA 22604
540-662-3417
FAX 540-662-4211

Offices located in: Winchester, Middleburg, Leesburg and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants



Officers

CITIZENS FINANCIAL CORP.

MAX L. ARMENTROUT
Chairman of the Board

ROBERT J. SCHOONOVER
President and Chief Executive Officer

THOMAS K. DERBYSHIRE, CPA
Vice President and Treasurer

LEESA M. HARRIS
Secretary

CITIZENS NATIONAL BANK

ADMINISTRATION
ROBERT J. SCHOONOVER
President and Chief Executive Officer
JOHN F. HARRIS
Senior Vice President
WILLIAM T. JOHNSON, JR.
Executive Vice President/Cashier
THOMAS K. DERBYSHIRE, CPA
Sr. Vice President/Chief Financial Officer
SHERRI E. MARSTILLER
Sr. Vice President/Chief Operations Officer
CAROLYN A. KERENS
Sr. Vice President/Loan Administration
LEESA M. HARRIS
Sr. Vice President/Trust Officer
TANYA MARKLEY
Executive Secretary

OPERATIONS
MOLLY A. PAINTER
Vice President/Bookkeeping Manager
BRENDA L. WILFONG
Assistant Manager/Bookkeeping
BRADLEY W. HAMMOND
Vice President/Chief Information Officer
LISA M. CRAWFORD
EDP Manager
SHARON M. SUTTON
Head Teller
PATRICIA DAVIS
Office Services Manager

AUDITING
D. KRISTIE WARE
Auditor

COMPLIANCE
BRENDA SCHMIDLEN
Compliance/CRA/BSA Information Security Officer

ACCOUNTING & FINANCE
CHRISTINA M. WAYBRIGHT
Assistant Controller
NATHANIEL S. BONNELL
Special Projects Officer

FINANCIAL SALES & SERVICES
PATSY Y. SHARP
Retail Banking Manager

TRUST SERVICES
JANICE L. THOMPSON
Assistant Trust Officer

CITIZENS INVESTMENT SERVICES
ROBERT E. COWGILL
Investment Executive

HUMAN RESOURCES
CARLA R. FISHER
Vice President/Human Resources Officer

LOANS
LINDA K. SMITH
Vice President/Loan Officer—Consumer Loans
FRANKLIN W. HINZMAN
Vice President/Loan Officer—Commercial Loans
JEFFREY S. NIDA
Asst. Vice President/Loan Officer—Consumer Loans
WILLIAM D. PHILLIPS
Loan Officer—Real Estate Loans
MICHELLE D. CHANNELS
Loan Officer—Real Estate Loans
DONALD E. FASIG
Loan Review Officer

MARKETING
KATHY K. LEOMBRUNO
Vice President/Marketing Officer

TUCKER COUNTY BRANCH
D. RANDALL MOORE
Vice President/Branch Manager
CLARA L. SPONAUGLE
Assistant Branch Manager
DEBORAH T. RITTER
Loan Officer

BEVERLY BRANCH
JACQUELINE M. RAMSEY
Branch Manager

PETERSBURG BRANCH
MARY SCHAEFFER GUMP
Branch Manager

SNOWSHOE BRANCH
SHERRY L. RADCLIFF
Branch Manager
ANDREW M. FRIEL
Assistant Branch Manager

MARLINTON BRANCH
MARY K. CLENDENEN
Branch Manager
DAWN H. BUCHANAN
Assistant Branch Manager



Board of Directors

CITIZENS FINANCIAL CORP.

ROBERT NORMAN ALDAY
President, Phil Williams Coal Company

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.

EDWARD L. CAMPBELL
Retired, Campbell's Market

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

JOHN A. YEAGER, CPA
Controller, Newlon's International Sales, LLC

PAUL J. JOSEPH
Director Emeritus

CITIZENS NATIONAL BANK

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.

EDWARD L. CAMPBELL
Retired, Campbell's Market

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

DICKSON W. KIDWELL
President, Kidwell Auto Parts

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

FRANKLIN M. SANTMYER, JR.
President, Wil-Ken, Inc.;
President, Gino's Pizza of Elkins

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

THOMAS A. WAMSLEY
Cattleman; Co-Owner, C&J Dairy King

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

C. CURTIS WOODFORD
President, Woodford Oil Company

JOHN A. YEAGER, CPA
Controller, Newlon's International Sales, LLC

PAUL J. JOSEPH
Director Emeritus

 Citizens Financial Corp.

Annual Meeting

The annual meeting of the shareholders of Citizens Financial Corp. will be held in the Citizens National Bank building, 211-213 Third Street, Elkins, WV at 11:00 a.m., April 16, 2005.

Form 10-K

Copies of Citizens Financial Corp.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained by writing:

Thomas K. Derbyshire, Vice President and Treasurer
Citizens Financial Corp.
P.O. Box 1519
Elkins, WV 26241-1519

Legal Counsel:
Busch and Talbott, John Busch, Esq.

Auditors:
Yount, Hyde and Barbour, P.C.
Certified Public Accountants
Winchester, VA 22604

[illegible]

Raymond L. Fair

[illegible]

[illegible]



Six Branch Offices to Serve You

Elkins - Parsons - Beverly
Petersburg - Snowshoe - Marlinton
